CUSIP No. 58504M 10 0                   13D                        (Page 1 of 9)

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

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                          MEDPRO SAFETY PRODUCTS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   58504M 10 0
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                                 (CUSIP Number)

                              William Craig Turner
                          MedPro Safety Products, Inc.
                         817 Winchester Road, Suite 200
                               Lexington, KY 40505
                            Telephone: (859) 225-5375
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 28, 2007
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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CUSIP No. 58504M 10 0                   13D                        (Page 2 of 9)

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1        NAME OF REPORTING PERSON   I.R.S. IDENTIFICATION NO.

         William Craig Turner

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [ ]
                                                                       (b)   [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS                                                      SC

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION                      United States

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NUMBER OF SHARES             7         SOLE VOTING POWER                       0
BENEFICIALLY OWNED
BY EACH REPORTING            8         SHARED VOTING POWER             4,866,207
PERSON WITH:
                             9         SOLE DISPOSITIVE POWER                  0

                             10        SHARED DISPOSITIVE POWER        4,866,207

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       4,866,207

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                36.6%

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14       TYPE OF REPORTING PERSON                                             IN

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CUSIP No. 58504M 10 0                   13D                        (Page 3 of 9)

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1        NAME OF REPORTING PERSON   I.R.S. IDENTIFICATION NO.

         Madonna Turner

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [ ]
                                                                       (b)   [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS                                                      SC

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION                      United States

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NUMBER OF SHARES             7         SOLE VOTING POWER                       0
BENEFICIALLY OWNED
BY EACH REPORTING            8         SHARED VOTING POWER             4,866,207
PERSON WITH:
                             9         SOLE DISPOSITIVE POWER                  0

                             10        SHARED DISPOSITIVE POWER        4,866,207

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       4,866,207

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                36.6%

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14       TYPE OF REPORTING PERSON                                             IN

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CUSIP No. 58504M 10 0                   13D                        (Page 4 of 9)

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ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the shares of common stock, par value $0.001 per share ("MedPro Common Stock") of MedPro Safety Products, Inc., a Nevada corporation (the "Company"). The Issuer's principal executive office is located at 817 Winchester Road, Suite 200, Lexington, KY 40505.

ITEM 2. IDENTITY AND BACKGROUND.

(a)      The names of the  natural  persons  filing this  Statement  are William
         Craig Turner and Madonna Turner, husband and wife (each a "Reporting Person" and, collectively, the "Reporting Persons"). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The Reporting Persons' principal business address is MedPro Safety Products, Inc., 817 Winchester Road, Suite 200, Lexington, KY 40505.

(c) Mr. Turner's principal occupation or employment is that of Chairman and Chief Executive Officer of MedPro Safety Products, Inc., which is engaged in the business of designing, manufacturing, and marketing medical safety products. Mrs. Turner is not independently employed.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      The Reporting Persons are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 28, 2007, Dentalserv.com, a Nevada corporation, completed a business combination transaction in which MedPro Safety Products, Inc., a Delaware corporation ("Old MedPro") merged into Dentalserv.com. The combined company changed its name from "Dentalserv.com" to "MedPro Safety Products, Inc." ("MedPro"). In the merger, MedPro issued 11,284,754 of its common shares in exchange for all of the outstanding shares of Old MedPro.

The persons who had been holders of Old MedPro shares immediately before the merger became the holders of approximately 84.9% of the MedPro common stock upon the consummation of the


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CUSIP No. 58504M 10 0                   13D                        (Page 5 of 9)

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merger. The Reporting Persons received 4,866,207 shares of MedPro common stock as a result of the merger, representing 36.6% of the total outstanding shares of MedPro common stock.

ITEM 4. PURPOSE OF TRANSACTION.

On November 7, 2007, Dentalserv.com and Old MedPro entered into an Amended and Restated Agreement and Plan of Merger. The merger was completed on December 28, 2007. The purpose of the merger was to combine Dentalserv.com and Old MedPro in a manner that gave the equity owners of each company value in the combined company equivalent to the value held in each of the predecessor companies.

The combined company continues the business theretofore conducted by Old MedPro,
which  is  developing  and  marketing   medical  safety  devices   incorporating
proprietary needlestick prevention technology.

The management of the combined company is now comprised of the management of Old MedPro, and four persons designated by Old MedPro now comprise the board of directors of the combined company.

In connection with the merger, Vision Opportunity Master Fund, Ltd., a Cayman Island investment fund that owned approximate 89.4% of Dentalserv.com's common shares, and other accredited investors, invested $13 million in MedPro, acquiring newly issued shares of a new series of convertible preferred stock and warrants to purchase MedPro's common stock.

Mr. Turner was the founder of Old MedPro and has been Chairman of the board of directors of Old MedPro since its inception. Mr. Turner was appointed Chief Executive Officer of MedPro and Chairman of MedPro's Board of Directors in December 2007. As a result, Mr. Turner will be actively involved in the daily operations and the long term strategic plans of MedPro.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

References to, and descriptions of, the Amended and Restated Agreement and Plan of Merger as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Amended and Restated Agreement and Plan of Merger, a copy of which is filed as Exhibit 1 hereto and which is incorporated by reference in this Item 4 in its entirety where such references and descriptions appear.


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CUSIP No. 58504M 10 0                   13D                        (Page 6 of 9)

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number of shares of MedPro Common Stock beneficially owned by the Reporting Persons is 4,866,207 which represents 36.6% of the class.

(b) The Reporting Persons have shared power to vote and dispose of the shares reported in Item 5(a).

(c) Except for the acquisition of 4,866,207 shares of MedPro Common Stock pursuant to the merger, no transactions in the shares of MedPro Common Stock were effected during the past sixty days by the Reporting Persons.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported in Item 5(a).

(e)      Not applicable.

References to, and descriptions of, the Amended and Restated Agreement and Plan of Merger as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Amended and Restated Agreement and Plan of Merger, a copy of which is filed as Exhibit 1 hereto and which is incorporated by reference in this Item 5 in its entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule is hereby incorporated by reference in this Item 6.

The Reporting Persons are subject to a lock-up agreement restricting the sale of MedPro common stock for six months after the effectiveness of the registration statement of the MedPro common stock issuable upon the conversion of MedPro's Series A Convertible Preferred Stock and the exercise of certain stock purchase warrants.

To the best knowledge of the Reporting Persons, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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CUSIP No. 58504M 10 0                   13D                        (Page 7 of 9)

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.       Exhibit

   1.             Amended and Restated Agreement and Plan of Merger dated
                  November 7, 2007*

   2.             Joint Filing Agreement dated January 7, 2008.

* Incorporated by reference to Exhibit 10.2 of the Form 8-K/A of Dentalserv.com filed on November 11, 2007, File No. 000-52077.


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CUSIP No. 58504M 10 0                   13D                        (Page 8 of 9)

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 7, 2008

                                                 William Craig Turner

                                                 By    /s/ William Craig Turner
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                                                 Name: William Craig Turner

                                                 Madonna Turner

                                                 By    /s/ Madonna Turner
                                                       -------------------------
                                                 Name: Madonna Turner